Nova Minerals Limited

Suite 5, 242 Hawthorn Road

Caulfield, Victoria 3161

Australia

July 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Liz Packebusch

Re:	Nova Mineral Limited
Registration Statement on Form F-1
File No. 333-288506

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 7, 2025, in which we requested for acceleration of the effective date of the above-referenced registration statement to 5:00 p.m., Eastern Time, on Tuesday, July 8, 2025, or as soon thereafter as practicable. At this time, we are no longer requesting that such registration statement be declared effective and we hereby formally withdraw our request for acceleration of the effective date thereof.

Very Truly Yours,

NOVA MINERAL LIMITED

By:	/s/ Craig Bentley
Name:	Craig Bentley
Title:	Director of Finance and Compliance and Director

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